Exhibit 4.32

Settlement Agreement

This settlement agreement (the “Agreement”) is entered into this 27 day of February 2025 by and between:

(1)	Knutsen NYK Offshore Tankers AS, company registration no. 995 221 713 (“KNOT”); and
(2)	KNOT Shuttle Tankers AS, company registration no. 998 942 829. (“KST”).

KNOT and KST are hereinafter collectively referred to as the “Parties” and each individually as a “Party”.

WHEREAS:

A.

KNOT has agreed to sell to KST all of the shares in KNOT Shuttle Tankers 27 AS, company registration no. 914 021 456, which is the owner of the vessel MT “Live Knutsen”, having IMO No. 9896892, pursuant to a share purchase agreement dated February 27, 2025 (the “Live SPA”).

B.

KST has agreed to sell to KNOT all of the shares in KNOT Shuttle Tankers 21 AS, company registration no. 911 782 189, which is the owner of the vessel MT “Dan Sabia”, having IMO No. 9513438, pursuant to a share purchase agreement dated February 27, 2025 (the “Dan Sabia SPA”).

C.

The Parties have agreed to enter into this Agreement in order to settle the Live Purchase Price payable under the Live SPA and the Dan Sabia Purchase Price payable under the Dan Sabia SPA partly by set-off and partly by payment of the net difference in cash as calculated and set out in the Live SPA and the Dan Sabia SPA.

NOW THEREFORE THE PARTIES HAVE AGREED AS FOLLOWS:

1	definitions

Terms and definitions used in the Live SPA and the Dan Sabia SPA shall have same meanings when used in this Agreement unless the context otherwise requires.

2	settlement and payment

The Parties confirm and agree that the Live Purchase Price payable by KST under the Live SPA and the Dan Sabia Purchase Price payable by KNOT under the Dan Sabia SPA shall be settled partly by set – off and partly by payment of cash. The net difference between the Live Purchase Price and the Dan Sabia Purchase Price to KNOT (the “Net Amount”) shall be paid by KST on the Closing Date in cash to KNOT.

Calculation of the Live Purchase Price, the Dan Sabia Purchase Price, the Live Purchase Price Adjustments and the Dan Sabia Purchase Price Adjustments and other amounts due shall be done in accordance with the Live SPA and Dan Sabia SPA, respectively, and same shall apply to the closing and payment procedures agreed therein. The Parties agree that Net Amount to be paid in cash by KST to KNOT shall be USD 1,209,999, and the Parties agree and confirm that this represents the settlement of the Live Purchase Price and the Dan Sabia Purchase Price under the Live SPA and Dan Sabia SPA

3	further assurance

The Parties shall (at their own expense) promptly execute and deliver all such documents, and do all such things, or procure the execution of documents and doing of such things as are required to give full effect to its obligations under this Agreement and the transactions intended to be effected pursuant to it.

4	governing law and arbitration

Clause 18 (Governing law and arbitration) under the Live SPA and Clause 17 (Governing law and arbitration) under the Dan Sabia SPA shall apply mutatis mutandis to this Agreement.

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Knutsen NYK Offshore Tankers AS		KNOT Shuttle Tankers AS
By:	/s/ Trygve Seglem	By:	/s/ Øystein Emberland
Name:	Trygve Seglem	Name:	Øystein Emberland
Title:	CEO	Title:	Attorney-in-Fact